SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

PERFORMANCE FOOD GROUP COMPANY

(Name of Subject Company (Issuer))

PERFORMANCE FOOD GROUP COMPANY (Issuer)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

713755106
(CUSIP Number of Class of Securities)

Joseph J. Traficanti
Senior Vice President, General Counsel and Secretary
Performance Food Group Company
12500 West Creek Parkway
Richmond Virginia 23238
(804) 484-7700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
F. Mitchell Walker, Jr.
Jennifer H. Noonan
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

N/A	N/A

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

     This Tender Offer Statement on Schedule TO relates to pre-commencement communications in connection with an offer by Performance Food Group Company, a Tennessee corporation (“PFG” or the “Company”), to purchase up to 10,000,000 shares of its common stock, $0.01 par value per share, including the associated rights to purchase preferred stock issued under the Rights Agreement, dated as of May 16, 1997, as amended, between the Company and American Stock Transfer & Trust Company, as subsequent Rights Agent (the “shares”), at a price per share of not less than $27.50 nor in excess of $31.50 per share, net to the seller in cash, without interest, as set forth in the press release attached as Exhibit 99(a)(5). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

     PFG has not commenced the offer that is referred to in this communication. Upon commencement of such offer, PFG will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. Shareholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits, along with all other documents that PFG is required to file with the Securities and Exchange Commission, will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling Mellon Investor Services, the Information Agent for the offer, at (877) 698-6865. In addition, such documents will be delivered without charge to all shareholders of PFG.

Item 12. Exhibits.

Exhibit No. 99

     (a)(5) (A)           Press Release dated June 29, 2005.

     (a)(5) (B)           Letter to Employees dated June 29, 2005 from the Chairman and Chief Executive Officer.

     Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.